

Lehman Brothers 2008 High Yield Bond and Syndicated Loan Conference

March 13, 2008

Forward Looking Statements

The information contained in this presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, Six Flags' success in implementing its business strategy. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risk of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the caption "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2007, which is available free of charge on Six Flags' website http://www.sixflags.com. Additionally, the company uses non GAAP measures, such as Adjusted EBITDA and Free Cash Flow. Reconciliations of these measures to GAAP can also be found on the company's website.

Introduction to Six Flags



Welcome to Six Flags!

Six Flags is the world's largest regional theme park company

- Approximately 25M guests annually
- Operates 20 theme/water parks in North America[1]

Six Flags appeals to a broad demographic, with 75% of our customers within 100 miles of our parks



6%
19%
9%
66%
Caucasian
Hispanic
African American
Asian/Other



4%
6%
2%
5%
7%
31%
20%
25%
0-25 miles
26-50 miles
51-100 miles
101-150 miles
151-200 miles
201-300 miles
300+ miles in US
Other Countries



4%
17%
22%
31%
26%
age 3-11
age 12-17
age 18-34
age 35-49
age 50+

75% of our consumers claim their primary reason for attending is to spend time with family and friends

[1] 21 parks including Six Flags New Orleans, which will not open in 2008
Demographic Reports Source: ATS November 2007 YTD Survey

Expansive Geographic Footprint


Six Flags serves 7 of the top 10 metro areas and reaches 9 of the top 10 DMAs
San Francisco
St. Louis
Chicago
Lake George
New England
THE GREAT ESCAPE & SPLASHWATER KINGDOM
New York/ Philadelphia
Washington DC
Atlanta
Louisville
Dallas
San Antonio
Los Angeles

Six Flags' other North American parks are La Ronde (in Montreal) and Six Flags Mexico (in Mexico City)

2006: Clean-up the Parks

- Improved Guest Experience
- Increased Total Revenue Per Capita by 14%
- Built Corporate Alliance sales team and grew revenue from $16M under contract to $26M by year end
- Brought numerous name brand offerings into the parks (including Papa John's, Coldstone Creamery and Kodak)
- Negotiated/closed sale of 10 parks for ~ $400M (implied Adjusted EBITDA multiple of ~ 11x)

2007: Broaden the Offering

- Implemented capital plan to broaden the family offering (e.g., Wiggles Worlds, Thomas Towns, Cirque Coobrila, Tony Hawk Spinning Coasters, Operation Spy Girl)
- Implemented Staffing Initiative to improve recruitment, training, retention and efficiency, all aimed at improving guest service
- Key Guest Satisfaction scores at all time highs
- Grew Total Revenue Per Capita 3% (17% cumulative growth in 2 yrs)
- Grew Sponsorship revenue to $38M ($22M cumulative growth in 2 yrs)
- Refinanced $1.1B Senior Secured debt with more flexible covenants, lower interest rates, and extended maturities
- Invested in IT infrastructure to position Six Flags for growth (e.g., POS, Six Flags Media Networks)
- Completed strategic investment in *dick clark productions, inc.* and acquisition of the minority interest in Six Flags Discovery Kingdom (San Francisco)

Six Flags

dick clark productions “DCP” Investment

- Compelling investment opportunity with meaningful growth potential at an attractive price ($40M investment for LTM Adjusted EBITDA of $7M)
- Content synergies through leveraging the DCP library across our portfolio of parks via Six Flags Media Networks at no additional cost
- Cost efficiencies by utilizing DCP programming in lieu of more expensive live shows in our theaters
- Expansive content for packaged sponsorship opportunities
- Promotional benefits of utilizing tickets to exclusive DCP television events to drive sales of season passes, groups, etc.
- Leverage DCP programming and music relationships to enhance Six Flags’ product offerings and drive attendance

2008 Key Initiatives



2008 : Drive Attendance, Diversify Revenue and Control Costs

- A Thrilling Capital Program
  - Includes 8 coasters in 8 parks
- More efficient, targeted marketing plan
- Continued growth in per capita spending
- Full year benefit of DCP investment and Discovery Kingdom acquisition
- Grow high margin Sponsorship and Licensing revenue streams
- Substantial productivity and cost efficiencies

2008 Capital Plan

- 2006 Capital was focused on cleaning up the parks
- 2007 Capital was focused on balancing the parks' offerings with new family options
- 2008 Plan is for an unprecedented number of new "hybrid" coasters (i.e., they cater to both tweens and teens/young adults)
    - Total CapEx will be approximately $100M (includes Maintenance CapEx)
    - 3 new roller coasters themed after the new Batman movie "The Dark Knight"
    - 2 new Tony Hawk Spinning Coasters – successfully introduced in 2 parks in 2007
    - Goliath – Inverted Coaster at Six Flags Fiesta Texas (a ride transferred from our New Orleans park)
    - Evel Knievel wooden coaster in St. Louis
    - X-coaster re-launch at Six Flags Magic Mountain
    - More Wiggles Worlds, Thomas Towns and Johnny Rockets



2008 Expense Reductions

- Reduce cash Operating Expenses (excluding cost of sales) by $50M
- Approximately $25M of reductions are marketing-related
  - Moving from 3 to 2 advertising agencies
  - Less radio, more on-line spending
  - Concentrating spending into Spring and early Summer Season
- Approximately $25M of reductions are operationally-related
  - Reduced full-time headcount primarily through an Early Retirement Program
  - Labor savings through rollout of our “real-time” Seasonal Labor Tracking System
  - Cost savings associated with the removal of inefficient rides and attractions

Considerable Sponsorship Potential

More Reach! In comparison to a professional sports sponsorship, Six Flags has a competitive advantage as it relates to reaching a captive audience

2007 Annual Attendance (in millions)



Six Flags
24.9
21.8
20.9
NFL
17.3
NASCAR NEXTEL
6.9

Source: League Websites

HOME RUN! Six Flags guests spend up to 10 hours per visit vs. the average length of a MLB game, just 2.55 hours.

MAJOR LEAGUE BASEBALL

Source: Elias Sports Research

DVR and VOD Penetration



% of Households with a DVR
13%
20%
30%
39%
46%
52%
56%
2005
2006
2007
2008
2009
2010
2011



- 55% of US households (65 Million) will have a DVR by 2011 (currently 33 Million)
- DVR owners skip commercials 53% of the time, and growing
- VOD currently at 11% penetration, expected to grow to 30% by ’08, growing by 120% through 2011

Source: Forrester’s North American Consumer Technology Adoption Study 2006 Benchmark Survey

Six Flags Media Networks

- Six Flags TV
  - 45-inch Plasma TVs in queue lines
  - Demographically appropriate placement and content allows advertisers to deliver targeted commercial messaging
- In-Park Radio Network
- Park Maps and Daily Schedules
- On-line Web Site with unique content offerings
- New Rotational Billboards
- Restroom Signage
- Cool Media Signs
  - Mists water next to advertisements
  - Bluetooth enabled
- Experiential marketing and product sampling
- Static outdoor billboards and signage

Six Flags MEDIA NETWORKS

Six Flags

International Opportunities

- Six Flags has concluded its first international licensing agreement for a Six Flags theme park to be developed in Dubai
- We are also in discussions concerning several other international theme park development opportunities:
  - Middle East
  - India
  - East Asia
- International theme park development opportunities may include fees for:
  - Regional exclusivity
  - Theme park design and development
  - Brand licensing
  - Management services
- No plan to invest capital; therefore, purely incremental high-margin cash flow for Six Flags

Financial Review



Selected Performance Metrics

Attendance* (millions)



27.9
28.2
27.5
28.7
24.8
24.9
2002
2003
2004
2005
2006
2007

Total revenue per capita*



$31.55
$31.30
$31.95
$33.35
$38.07
$39.06
2002
2003
2004
2005
2006
2007

- Attendance
  - The Company experienced limited attendance growth from 2002 to 2005
  - Attendance has suffered as the Company has re-positioned the brand

- Total revenue per capita
  - Cumulative growth of 6% from 2002 to 2005
  - Total revenue per capita increased 17% from 2005 to 2007, driven by improved products, higher price points and sponsorship revenue

* Excludes sale parks and certain non-recurring costs

Selected Financial Metrics

Adjusted EBITDA ($M)*


261
195
190
2005
2006
2007

Capital Expenditures ($M)*


163
123
115
2005
2006
2007

Free Cash Flow ($M)*


2005
2006
2007
-115
-147
-171

- Adjusted EBITDA
  - Six Flags experienced Adjusted EBITDA declines in 2006 and 2007, driven by increased costs
- Capital Expenditures
  - The company's annual capital spending has been significantly reduced
  - A minimum amount of capital expenditures will always be required in order to maintain existing assets and attendance base
- Free Cash Flow**
  - Six Flags has historically generated negative free cash flow
  - In recent years, Six Flags has relied on asset sales to generate liquidity

**** "Free Cash Flow", a non GAAP measure, is defined as Adjusted EBITDA less cash interest, cash taxes, cash paid for debt issuance costs, dividends, and capital expenditures**

*** Excludes sale parks and certain non-recurring costs**

Six Flags

Debt Maturity Profile



1,200
1,000
800
600
400
200
0
$M

	2008	2009	2010	2011	2012	2013	2014	2015
Original	1,022	288	300	0	0	388	504	299
Current	4	296	289	9	9	658	473	1,075

PIERS Mandatory Redemption

- Six Flags has various potential alternatives to fund the redemption of the PIERS in August 2009 (or earlier)
  - Credit facility optional term loan ($300M uncommitted credit facility)
  - Asset sales (including excess land)
  - Refinance with or exchange for equity or new equity-linked security
  - New Orleans insurance proceeds
    - Litigation is on-going

2007 to 2008 “Bridge”

	(in $M)
2007 Adjusted EBITDA	$190
plus OpEx Savings	50
plus Increase in Sponsorship and Licensing	13
plus Increase in Guest Spending Per Caps	10
plus Full-Year Impact of DCP and SFDK	7
2008 "Flat" Adjusted EBITDA*	**270**
less CapEx	(100)
less Cash Interest, Dividends and Taxes	(195)
2008 "Flat" Free Cash Flow*	**($25)**

**** Assumes no attendance growth***

Six Flags would be free cash flow neutral with 2.8% attendance growth to 25.6 million in 2008